                                                                    EXHIBIT 4.35

December 28, 1999

Pascal Spothelfer
3570 Mathers Avenue
West Vancouver, B.C.
V7V 2L1

Dear Pascal

RE:   OFFER AND TERMS OF EMPLOYMENT

Position/Start Date/Salary

This letter is an offer of a full-time, permanent position as President and CEO, with Spectrum Signal Processing Inc. ("Spectrum"). Your employment with Spectrum will start January 1st, 2000. Compensation will be reviewed annually by the compensation committee of the Board of Directors. Your base salary for the year 2000 will be $250,000. In addition to base salary you will be entitled to a bonus according to an annual executive incentive plan which is open to all executives, based on achievement of personal and corporate objectives developed and reviewed annually in consultation with the compensation committee. For the year 2000 the target bonus will be $125,000. The parameters of the bonus will be set in January, when all the executive bonuses are set.

Benefits

Your coverage under the company benefits plan will begin as soon as possible. This plan includes:

      -     Extended Medical Coverage, Including Eye Care

      -     Basic, Restorative and Orthodontic Dental Care

      -     Short and Long Term Disability Insurance

      -     Life and Accident Insurance

Retirement

We match up to 5% of your base salary into a mutually agreeable retirement benefit plan.

Stock Options

We will grant you 400,000 options. The exercise price will be set at the closing market price on the Toronto Stock Exchange for the last trading day of December, 1999. This is in accordance with the regulations of the Toronto Stock Exchange. Your stock options will begin vesting from the date granted. They will vest in 1/5 annual allotments on the anniversary of your start date for five years providing you are still employed by Spectrum. The stock options will be for a ten (10) year term.

THE FOLLOWING SHOULD BE READ CAREFULLY AS IT IS YOUR CONTRACT OF EMPLOYMENT WITH SPECTRUM. EACH PARAGRAPH OF THIS AGREEMENT IS TO BE ENFORCED INDEPENDENTLY OF ANY OTHER.

    Vacation

1.0 Full-time Spectrum employees are entitled to 3 weeks (or 15 working days of vacation for the first seven years of employment, and 4 weeks afterwards. Vacation time may be carried forward a maximum period of one year, after which time unutilized time must be taken off. Except in extraordinary circumstances and at the sole discretion of Spectrum, money shall not be paid in substitution of vacation time.

     Assignment of Rights and Non-Disclosure

2.0 Since Spectrum deals with proprietary and confidential information, as a condition of your employment you are required to sign our standard Assignment of Rights and Non-Disclosure Agreement (enclosed).

     Documentation

3.0 Any future change in your conditions of employment at Spectrum must be documented in writing and are not official or binding until this document is properly authorized by the Chair of the Board of Directors. Changes in conditions of employment which alter the terms of this Agreement will be documented in writing. Unless specifically changed in writing, each individual term of this agreement is binding for the full term of an employee's tenure at Spectrum.

     Termination

4.0 By signing this Agreement, you agree that any one of the following actions on your part constitutes just cause of dismissal, enabling Spectrum to terminate your employment immediately without further notice to you:

      4.1 serious conflict of interest, such as appropriating a Spectrum business opportunity to your own benefit (if such opportunity has not been previously rejected by Spectrum);

      4.2   theft from Spectrum or any of its employees;

      4.3   breach of Assignment of Rights and Non-Disclosure; or

      4.4   serious misrepresentation of your credentials.

     Notice - Spectrum

5.0 If, for any reason other than just cause, Spectrum must terminate our association, the notice period is as follows:

                  6 months if you are terminated in the first year

                  9 months if you are terminated in the second year

                  After the end of the second year, 12 months notice up to ten years' service; and 6 weeks per year of additional service beyond ten, to a maximum of 24 months.

                  Payment in lieu of notice will include the following:

                    Base salary, paid month-to-month;

                    The average of the annual non-discretionary bonuses paid to the executive for the three full fiscal years ended prior to the date of termination, such amount to be divided into 12 equal amounts and paid month-to-month in addition to base salary;

                    Vacation pay; paid within 5 days of notice of termination;

                    Non-discretionary bonuses and incentive compensation related to the current fiscal year in which termination occurs: you will be entitled to the pro rata portion of such bonus based upon the number of whole months you were employed out of the total 12 months in that fiscal year. Such bonus will be paid within 60 days of the end of the fiscal year in which the executive was terminated; e.g. if you are terminated April 30 and the total bonus earned for that year turns out to be $48K, you will be paid 1/3 of $48K or $16K at the end of the following February.

All stock options which have vested at the date of termination will expire on the earlier of their expiry date and 90 days after the date notice is given to the executive.

In cases where Spectrum has chosen payment in lieu of working notice, monies will be paid out on a month-to-month basis, except for vacation and current fiscal year bonus pay as outlined above. You will have an obligation to mitigate your loss as a result of termination by finding alternate employment. Upon successful location of replacement employment, Spectrum will pay as a lump sum, 50% of the then remaining balance of the base salary and average annual non-discretionary bonus.

Notice - Employee

6.0 Should you choose to leave Spectrum, you will provide a minimum of four weeks notice, none of which may contain vacation days. Spectrum reserves the right to reduce the notice period. Employment time spent on leave or disability will not count into the calculation.

This offer letter is to be read in conjunction with the Change In Control agreement between Mr. Spothelfer and Spectrum, dated December 28, 1999.

If you have any questions concerning this document, I would be pleased to discuss them with you. In general, the terms and conditions above are intended to make our employment relationship clear and to ensure fair treatment for all employees.

Yours truly,

SPECTRUM SIGNAL PROCESSING INC.

         /s/ Ken Spencer

Per:     Ken Spencer,
         Chair of the Board

In order to indicate your formal acceptance of this offer and the terms of employment as outlined herein, please return the original document bearing your signature in the space provided below.

                                                     /s/ Pascal Spothelfer
                                                     ---------------------
                                                     Pascal Spothelfer

THIS AGREEMENT made the 28th day of December 1999.

BETWEEN:

            SPECTRUM SIGNAL PROCESSING INC., a corporation incorporated pursuant to the laws of the Province of British Columbia and having an address at One Spectrum Court, #200 - 2700 Production Way, Burnaby, British Columbia

                  (herein called "Company")

                                                               OF THE FIRST PART

AND:

            PASCAL SPOTHELFER, a businessman having an address at 3570 Mathers Avenue, West Vancouver, B.C. V7V 2L1

            (herein called "Employee")

                                                              OF THE SECOND PART

WHEREAS:

A. The Employee is employed by the Company under a letter of employment (hereafter the "Employment Contract");

B. The Company and the Employee are desirous of having certain rights and benefits in the event that the Employee's employment with the Company is terminated in a manner set forth hereinafter;

C. The Company wishes to retain the benefit of the Employee's services and to ensure that the Employee is able to carry out his responsibilities with the Company free from any distractions associated with any potential change in the ownership or control of the Company or its assets;

D. In consideration of the rights and benefits conferred on the Employee by this Agreement, the Employee has agreed to provide certain restrictive covenants in favour of the Company;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Employee and the Company, it is agreed by and between the Employee and the Company as follows:

1.          DEFINITIONS AND INTERPRETATION

1.1         Definitions

            In this Agreement, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings set forth below:

      (a) "Accrued Compensation" means an amount equal to amounts earned or accrued up to and including the date on which the Employee's employment is terminated but not paid as of that date, including (i) base salary, (ii) vacation pay, and (iii) non-discretionary bonuses and incentive compensation;

      (b)   "Agreement" means this agreement as amended from time to time;

      (c) "Average Bonus" means the average of the annual non-discretionary bonuses paid to the Employee during the three full fiscal years ended prior to the termination of the employment of the Employee as provided hereunder;

      (d) "Change in Control" means a transaction or series of transactions whereby directly or indirectly:

            (i) any person or combination of persons acting in concert acquires a sufficient number of securities of the Company to affect the control of the Company, whether by way of acquisition of previously issued securities or as a result of issuances from treasury, or a combination thereof, and for the purposes of this Agreement, a person or combination of persons acting in concert holding shares or other securities in excess of the number which, directly or following the conversion or exercise thereof, would entitle the holders thereof to cast more than 40% of the votes attached to all shares of the Company which may be cast to elect directors of the Company, shall be deemed to be in a position to affect the control of the Company;

            (ii) the Company shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement with any other person, or any other person shall consolidate or merge with or into, or amalgamate with or enter into a statutory arrangement with the Company, and, in connection therewith, all or part of the outstanding shares of the Company which have voting rights attached thereto shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property (other than a transaction which has been approved by the directors of the Company, a majority of whom are directors of the Company holding office at the date of this Agreement); or

            (iii) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated revenue or cash flow of the Company and its subsidiaries, to any other person or persons (other than the Company or one or more subsidiaries of the Company); other than a transaction or series of transactions which involves a sale of securities or assets of the Company with which the Employee is involved as a purchaser in any manner, whether directly or indirectly, and whether by way of participation in a corporation or partnership that is a purchaser or by provision of debt, equity or purchase-leaseback financing;

      (e) "Company's Business" means the development and commercialization of signal processing boards, sub-systems, systems and related products and services;

      (f) "Expiry Date" means the date which is 12 months after a Change in Control occurs;

      (g) "Restricted Period" means the period of 18 months commencing upon the date of termination of the Employee's employment pursuant to
            Section 2.1 or Section 2.2;

      (h) "Triggering Event" means any one of the following events which occurs following a Change of Control without the express agreement in writing of the Employee:

            (i) an adverse change in any of the duties, powers, rights, discretion, working conditions or compensation of the Employee as they exist immediately prior to the Change of Control which would constitute constructive dismissal at law; or

            (ii) a change in the location of the Employee's place of employment by more than 80 kilometres.

1.2        Plural and Gender

            Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.3         Binding Effect

            This Agreement shall be binding on the successors and assigns of the Company and shall enure to the benefit of the heirs, executors, personal representatives and permitted assigns of the Employee.

2.          RIGHTS OF EMPLOYEE

2.1         Right Upon Occurrence of Triggering Event

      (a) Right: If a Change in Control occurs and if, in respect of the Employee, a Triggering Event occurs on or before the Expiry Date, the Employee shall be entitled, on at least 30 days written notice to the Company given within six months after the Triggering Event, to elect to terminate his employment with the Company and to receive from the Company in lieu of any amount he would have been entitled to receive on the termination of his employment pursuant to the provisions of the Employment Contract:

           (i)   all Accrued Compensation;

           (ii) a sum equivalent to one and one-half (1.5) times the base salary of the Employee for the period specified in the Employment Contract upon Spectrum terminating the Employees employment without cause;

           (iii) a sum equivalent to the Average Bonus multiplied by one and one-half (1.5); and

           (iv) all stock options provided for in the Employment Contract or otherwise allotted to the Employee, save and except that such options, if not already vested, shall vest forthwith, and all options shall expire upon the earlier of their expiry date and 120 days after the election to terminate by the Employee.

      (b) Assistance: Should the Employee elect to terminate his employment with the Company as provided in Section 2.1(a), the Employee shall, at the request of the Company, provide the Company with all information and assistance relating to his or her employment with the Company as may be reasonably requested by the Company in order to transfer the Employee's duties and responsibilities to another employee.

2.2         Right Upon Termination

            The Employee shall be entitled to a payment from the Company in the amount calculated in accordance with Section 2.1(a) hereof if his employment with the Company is terminated by the Company within 12 months after a Change of Control other than for cause.

2.3         Benefits

            If the Employee is entitled to a payment pursuant to Section 2.1 or
2.2 hereof, then regardless of the Employee's country of residence, the Company shall also continue to pay the Employee's health insurance premiums and other benefits as outlined in the Employment Contract and as permitted by the relevant insurers for a period which is the lesser of eighteen months from termination or until the Employee has otherwise secured comparable benefits.

3.          PAYMENTS AND REVIEW

3.1         Payments under this Agreement

            Subject to any arrangements made pursuant to Section 5.3 hereof, any payment to be made by the Company pursuant to the terms of this Agreement shall be paid by the Company, less all statutory deductions, as follows:

      (a) the amounts payable under Sections 2.1(a)(i) (excluding bonuses), 2.1(a)(ii) and 2.1(a)(iii) within five business days of the last day of the Employee's employment by the Company;

      (b)   the bonus component of the Accrued Compensation payable under
            Section 2.1(a)(i) within sixty business days of the end of the current fiscal year of the Company.

Any such payment shall be calculated, in the case of Section 2.1, at the date of giving notice pursuant to Section 2.1, and in the case of Section 2.2 hereof, at the date of termination of the Employee's employment.

The Company covenants and agrees to assist the Employee to receive all payments made under this Agreement in a tax effective manner so long as such assistance is not adverse to the interests of the Company.

4.          RESTRICTIVE COVENANTS

4.1         Non-Competition

            During the term of employment, the Employee shall not directly or indirectly carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name to be used by any person engaged in or concerned with or interested in any business similar to or competitive with the Company's Business.

4.2         Post-employment Non-Competition

            During the period of 12 months commencing upon the date of termination of the Employee's employment, whether the termination is pursuant to
Section 2.1 or Section 2.2 of this Agreement or termination is voluntary by Employee of for cause by the Company, the Employee shall not directly or indirectly carry on or be engaged in or be concerned with or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name to be used by any person engaged in or concerned with or interested in any business similar to and competitive with the Company's Business.

4.3         Non-Solicitation of Customers

            During the Restricted Period, the Employee shall not directly or indirectly solicit or aid in the solicitation of any customers of the Company or any prospective customers of the Company with whom the Employee had contact during his employment.

4.4        Non-Solicitation of Employees

           During the Restricted Period, the Employee shall not directly or indirectly solicit or aid in the solicitation for employment any person who is, at the time of such solicitation, employed by the Company and the Employee shall not directly or indirectly induce any person to leave his or her employment with the Company.

4.5         Remedies

            The Employee acknowledges and agrees that any breach of this Agreement could cause irreparable damage to the Company and that in the event of a breach by the Employee, the Company shall have in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Employee of any of the provisions of this Agreement including without limitation, the provisions of Sections 4.1, 4.2, 4.3 and 4.4. In the event of any dispute under any of Sections 4.1 to 4.4, the Employee agrees that the Company shall be entitled, without showing actual damages, to a temporary or permanent injunction restraining the conduct of the Employee pending a determination of such dispute and that no bond or other security shall be required from the Company in connection therewith.

5.         MISCELLANEOUS

5.1        Agreement Supplemental

           This Agreement shall be supplemental to the Employment Contract except insofar as the Employment Contract relates to the termination of the Employee's employment after a Change in Control, in which case this Agreement shall supersede the termination provisions of the Employee Contract. To the extent that the terms of the Employment Contract are not inconsistent with this Agreement, such terms shall continue to apply, and the Employment Agreement is hereby ratified and confirmed.

5.2         Assignment and Assumption

            This Agreement shall be assigned by the Company to any successor corporation of the Company and shall be binding upon such successor corporation. For the purposes of this Section 5.2, "successor corporation" shall include any person referred to in paragraphs 1.1(d)(ii) or (iii) hereof. The Company shall use its best efforts to ensure that the successor corporation shall continue the provisions of this Agreement as if it were the original party in place of the Company; provided however that the Company shall not thereby be relieved of any obligation to the Employee pursuant to this Agreement.

5.3         Further Assurances

            Each of the Company and the Employee agrees to make, do and execute or cause to be made, done and executed, all such further and other things, acts, deeds, documents, assignments and assurances as may be necessary or reasonably required to carry out the intent and purpose of this Agreement fully and effectually. Without limiting the generality of the foregoing, the Company shall take all reasonable steps in order to structure the payment or payments provided for in this Agreement in the manner most advantageous to the Employee with respect to the provisions of the Income Tax Act (Canada).

5.4         Notice

      (a) Any notice required or permitted to be given under this Agreement will be in writing and may be given by delivering, sending by telecopier, or sending by prepaid registered mail the notice to the following address or telecopier number:

            If to the Company:

            Spectrum Signal Processing Inc.
            One Spectrum Court
            #200 - 2700 Production Way
            Burnaby, British Columbia  V5A 4X1

            Attention:  Chief Executive Officer and Chair of the Board of
                        Directors
            Telecopier No.: (604) 421-1764

            If to the Employee:

            as set out in the Employment Contract.

           (or to such other address or telecopier number as any party may specify by notice in writing to another party).

      (b) Any notice delivered or sent by telecopier on a business day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the telecopy transmission was sent successfully to the telecopier number set out above, as the case may be.

      (c) Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

5.5         Independent Legal Advice

            The Employee acknowledges having been advised to obtain independent legal advice with respect to this Agreement.

5.6         Governing Law

            This Agreement shall be governed by and be construed in accordance with the laws of British Columbia.

5.7         Severability

            Any provision of this Agreement which contravenes any applicable law or which is found to be unenforceable shall, to the extent of such contravention or unenforceability, be deemed severable and shall not cause this Agreement to be held invalid or unenforceable or affect any other provision or provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first above written.

SPECTRUM SIGNAL PROCESSING INC.

By:  /s/ Kenneth Spencer
KENNETH SPENCER, CHAIR, BOARD OF DIRECTORS

By:  /s/ Pascal E. Spothelfer
PASCAL E. SPOTHELFER, PRESIDENT & CEO